

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2012

Via E-mail
Tian Jia
Chief Executive Officer
China Inc.
12520 A1 Westheimer #138
Houston, Texas 77077

> **Re:** **China Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-169406**

Ms. Tian Jia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

1. We note your response to prior comment 3. Your current disclosure, including disclosure in risk factor (4), does not appear to fully address the challenges and risks related to the use of cadmium telluride, including challenges and risks related its hazardous nature. Revise accordingly.

Procedures for Notification of Material Changes and Refunds, page 12

2. We note your response to prior comment 4. However, your revised disclosure remains unclear as to the steps, if any, investors will need to take to request a refund in the event of a material change and the number of days it will take for investors to receive their refund checks after submitting a request. In this regard, it is unclear what you mean by the statement that you will return investor funds "within three businesses of [y]our company having received the monies." We also note that your disclosure on page 11

stating that investors are entitled to a refund only in the event that you do not raise $50,000 in this offering is inconsistent. Please revise accordingly.

Item 11. Information with Respect to the Registrant, page 14

3. We note your response to comment 5 and the changes you made to the filing. Please revise the second paragraph (ii) to state whether your former accountant had issued a report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified. Your current disclosure refers to the new accountant D. Brooks & Associates.

4. Please furnish the letter from the former accountant in your next amendment. Please note that the letter from the former accountant should be filed as an exhibit to your registration statement.

Results of Operations, page 21

5. We note your response to prior comment 7. However, please note that you are required to describe the material terms of your material agreements in the prospectus, rather than merely incorporate the terms by reference. Accordingly, please revise the prospectus to describe the agreements' term, termination and warranty provisions, if any.

Business Experience, page 22

6. We note your revisions to the biography of Ms. Tian Jia in response to prior comment 8. Please provide objective support for your statement that her family's cement factory was "considered one of the largest employers in Shanxi Province, China" from 1982-1988. In addition, please provide objective support for your statement that "Ms. Tian's new classification system of cement is widely adopted as industrial standard in China."

Signatures

7. Revise the first signature block on page 32 to clarify that Ms. Tian Jia is signing on behalf of China, Inc. The registrant's name should appear above Ms. Tian Jia's signature and her official capacity. Refer to the first signature block under "Signatures" on page 7 of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director